DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (telephone)
                            303.988.6954 (facsimile)
                           email: ddalmy@earthlink.net


November 26, 2008

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director
      Douglas Brown, Staff Attorney

Re: Northern Explorations Ltd.
    Preliminary Proxy Statement on Schedule 14C
    File No. 333-125068
    Filed November 3, 2008
    Form 10-KSB for fiscal year ended March 31, 2008 Filed June 24, 2008

To Whom It May Concern:

On behalf of Northern Explorations Ltd., a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated November 24, 2008 (the "SEC Letter") regarding Amendment No. 1 to the Form 10-KSB for fiscal year ended March 31, 2008 (the "Annual Report") and associated Preliminary Proxy Statement (the "Proxy Statement"). We have also attached the respective pages as amended for convenience of the SEC in its review.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14C

1. In accordance with the staff's comments, the comment regarding the Annual Report has resulted in an amendment to the Annual Report.

Securities and Exchange Commission
Page Two
November 26, 2008


FORM 10-KSB FOR FISCAL YEAR ENDED MARCH 31, 2008

FINANCIAL DISCLOSURE CONTROLS AND PROCEDURES, PAGE 32

2. In accordance with the staff's comments, we have revised the Annual Report regarding management's report on internal controls over financial reporting pursuant to Item 308T(a) of Regulation S-K.

Thank you for your attention in this matter.

Sincerely,


/s/ Diane D. Dalmy
----------------------------
Diane D. Dalmy